UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

THE MIDDLEBY CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-9973	36-3352497
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1400 Toastmaster Drive
Elgin, Illinois 60120
     (Address of Principal Executive Offices) (Zip Code)

Partha Biswas
The Middleby Corporation
(847) 741-3300
(Name and telephone number, including area code of the
 person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Item 1.01        Conflict Minerals Disclosure Report

The Middleby Corporation (“Middleby” or the “company”) has evaluated its current product lines and determined that tin, tungsten, tantalum, or gold (or so-called “conflict minerals” by the U.S. Securities and Exchange Commission) are necessary to the functionality or production of certain products that the company manufactured or contracted to manufacture during 2014. Accordingly, Middleby is filing this Form SD, along with a Conflict Minerals Report, to disclose the measures that it has taken to determine the origin of the conflict minerals contained in its products.

Conflict Minerals Disclosure

The company undertook extensive due diligence measures, including surveying its direct suppliers via an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which are purchased through a complex supply chain.

The company did not have sufficient information from its suppliers or other sources to determine the country of origin of the conflict minerals contained in its products or identify the facilities used to process those conflict minerals.

A copy of Middleby’s Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014 is filed as Exhibit 1.01 hereto and is publicly available at www.middleby.com under the heading, “Investor Relations.”  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02        Exhibit

A copy of the company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01        Exhibits

Exhibit No.	Description
Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE MIDDLEBY CORPORATION

Dated: June 1, 2015	By:	/s/ Timothy J. FitzGerald
	Name:	Timothy J. FitzGerald
	Title:	Vice President and Chief Financial Officer